

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

> **Re: Artex Corp.**
> **Registration Statement on Form S-1**
> **Filed May 20, 2014**
> **File No. 333-196109**

Dear Mr. Niezgoda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;
   - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
   - you have a net loss of $3,515 to date and you have not generated any revenues to date;
   - you have assets consisting only of $3,685; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Registration Statement Cover Page

2. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include and check the box for Rule 415.

Prospectus Cover Page

3. Please disclose the net proceeds that you may receive from this offering assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. Please refer to Item 501(b)(3) of Regulation S-K.

Risk Factors, page 6

Risks Associated to Our Business, page 6

4. We note that you will be purchasing necessary supplies in Poland. Please tell us what consideration you gave to including a risk factor discussing the impact that foreign currency exchange fluctuations will have on your business.

5. We note that you will be exporting popcorn machines and carts from the U.S. Please tell us what consideration you gave to discussing the risk of an increase in import duty rate and value added tax.

6. Please tell us what consideration you gave to discussing the risk that shifting prices of popcorn carts and machines pose to your business and results of operation.

7. We note your disclosure on page 10 regarding Mr. Niezgoda's ownership assuming different levels of funding. The figures in the chart do not seem to be accurate. As an example only, at the $25,000 funding level, it does not appear that Mr. Niezgoda's holdings would equal 76% of the outstanding shares. Please revise or advise us as to why these numbers are accurate.

8. We note your disclosure on page 36 that you do not hold any insurance. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company due to the fact that your popcorn machines may not be insured against loss.

Use of Proceeds, page 15

9. We note your disclosure regarding the differing uses of proceeds assuming the sale of less than the maximum proceeds of the offering. Please discuss the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses are listed in the table on page 15, please so state. Please see Instruction 1 to Item 504 of Regulation S-K.

10. We note your disclosure on page 15 that Mr. Niezgoda has agreed to lend funds to help maintain a reporting status and pay for the costs of this offering. Please provide the interest rate, maturity date, as well as any other material terms of such loan. Please see Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 16

11. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value before and after the offering for all four scenarios of shares sold. Please revise as appropriate.

Management's Discussion and Analysis or Plan of Operation, page 16

12. We note that the proceeds of the offering will not be used for payments to Mr. Niezgoda or his affiliates. Please clarify that Mr. Niezgoda will not receive payment even if he provides a loan to pay for the legal and professional fees associated with maintaining a reporting status with the SEC, as discussed on page 15.

13. Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations. Please provide insight into material opportunities, challenges, and risks on which management is most focused for the short term and long term as well as the actions it is taking to address such opportunities, challenges, and risks. Please discuss how these opportunities, challenges, and risks will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss any trends concerning changing prices or availability of supplies or popcorn machines. Please see Item 303(a)(3)(ii) of Regulation S-K.

14. We note that the cash balance decreased from $1,846 to $312 between February 28, 2014 and the date of the prospectus. Please explain the decrease in balance.

15. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month, and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

Description of Business, page 32

Target Market, page 32

16. We note your disclosure on page 32 that the buying power of the target market is expected to grow because Poland is the only country in the European Union that has not experienced a decrease in GDP during the ongoing economic crisis. Please discuss how the lack of a decline in GDP during the economic crisis has led to a growth in buying power of your target market and how this will impact your business.

Competition, page 32

17. Please describe the competitive landscape and your competitive position within your relevant industry and the methods by which you intend to compete. Please see Item 101(h)(4)(iv) of Regulation S-K.

Permits, page 34

18. We note your disclosure that you plan on purchasing requisite permits from the government. Please provide more detail regarding these permits. For example, please discuss the time frame for obtaining them, their duration, any costs associated with maintaining the permits, and any situations in which you may lose the permits.

Popcorn Carts Placement Locations, page 35

19. We note your disclosure that you may enter into revenue sharing agreements with the owners of certain locations. Please provide more detail regarding these agreements and any negotiations you have had with potential partners.

Directors, Executive Officers, Promoter and Control Persons, page 36

20. Please indicate that Mr. Niezgoda also serves as your sole director, if true. Please make consistent revisions to the signature page on page II-5.

21. We note that Mr. Niezgoda is working 20 hours per week. Please describe other business activities in which Mr. Niezgoda is concurrently engaged.

Significant Employees, page 38

> 22. We note your disclosure in this section and on page 16 that you have no employees. Please revise these statements to reflect Mr. Niezgoda's position with your company.

Plan of Distribution; Terms of the Offering, page 40

> 23. Please make it clear that Mr. Niezgoda will be selling the registered shares.

Description of Securities, page 42

Non-Cumulative Voting, page 43

> 24. We note your disclosure on page 43 that assuming the sale of all of the offered common stock, present stockholders will own approximately 55% of your outstanding shares. However, we also note your disclosure on page 10 that Mr. Niezgoda would own 44% of your outstanding shares if 100% of the offered shares are sold. Please revise your filing to make these numbers consistent throughout or advise us as to why these numbers are correct.

Exhibits

> 25. Please file as an exhibit the form of subscription agreement you plan to use for purposes of purchasing shares in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: John T. Root, Jr.